Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

All-Employee Meeting Q&As

Dear Team El Paso:

As a follow up to the November 10 all-employee meeting, Doug committed to providing Team El Paso with answers to several questions that were raised during the meeting. While several components of these questions relate to topics and areas that are currently under review by the integration planning teams, we wanted to share the following preliminary responses with you. As additional details are determined, Kinder Morgan and El Paso will communicate decisions and directions as part of our communications about the transaction.

Questions and Answers

1.	Can you provide any information about what will happen to E&P employees’ pension plans?

•

Kinder Morgan will honor all vested benefits earned and accrued up through the date of closing. These benefits cannot be taken away or forfeited. If E&P employees transition to Kinder Morgan prior to the sale of E&P to a new buyer, their pensions will be treated similar to those of other El Paso employees.

2.	Is the life insurance paid by payroll deduction portable?

•	Kinder Morgan provides life insurance in an amount equal to two times base salary with the opportunity for employees to purchase up to five times base salary. The insurance is term insurance.

3.	Will our years of service carry over to Kinder Morgan?

•

Yes. Years of service at El Paso will carry over to Kinder Morgan following the closing to the same extent they are carried over pre-closing (except with respect to benefit accrual under any Kinder Morgan defined benefit plan or if it would result in a duplication of benefits).

4.	El Paso currently deposits $1,000 into the Health Savings Accounts (HSA) of EPChoice Plan participants. Does Kinder Morgan offer this benefit?

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Kinder Morgan offers HSAs and a high deductible health plan option with employee premiums that are significantly less than the premiums for other health plan options offered by Kinder Morgan. Kinder Morgan, however, does not make any employer contributions to the HSAs.

5.	What happens to the money in the El Paso-sponsored credit union if Kinder Morgan does not want a credit union?

•

The credit union is owned by its members, not by El Paso. There are several different types of credit unions, and El Paso’s credit union is a sole sponsor-employer credit union with El Paso serving as the sponsor. If Kinder Morgan decides not to be the sole sponsor of the credit union, the credit union’s board members would analyze possible options and make a recommendation to the members. Credit union members would then vote to determine the future direction. Options could include becoming an independent credit union or merging with an existing credit union.

•

As a reminder, a member’s deposit in the credit union is secure and federally insured through the National Credit Union Administration up to at least $250,000 per account, just as the Federal Deposit Insurance Corporation protects money in bank accounts.

6.	I’m an E&P employee and planned on frontloading my 401(k) to maximize my contribution in the first quarter. I am now hearing that El Paso will not maximize its match along with my contribution, but it will be pro-rated monthly. How will that work when we are sold?

•

El Paso matches $0.75 for every dollar contributed by an El Paso employee to the El Paso 401(k) Plan, up to 6 percent of eligible pay, for a maximum total of 4.5 percent of eligible pay. El Paso deposits the match on the regular payroll schedule based on the employee’s contributions for that payroll period. In the event an employee does not receive the full match based on such employee’s contribution, the plan allows for a true-up match contribution to bring the total match up to $0.75 of every dollar contributed for the year (subject to the limits described above). El Paso expects to make its true-up contribution for 2011 early in the first quarter of 2012.

•

Kinder Morgan is still assessing its benefits strategy, and we do not yet know what will take place post-closing or whether there will be a true-up contribution for 2012. For more information, please refer to the Retirement Summary Plan (RSP) Summary Plan Description at www.elpaso.com/spd, access your RSP account and information at www.eprsp.com, or contact the El Paso Benefits Service Center at 1-866-301-2359 and select option 2.

•

Kinder Morgan’s 401(k) does not provide for a matching contribution from Kinder Morgan, but it does provide for a contribution of 5 percent of an employee’s base salary into the employee’s 401(k) account. This contribution is made whether the employee contributes to the plan or not.

7.	Do Internal Revenue Service (IRS) rules require the flexible spending program to conclude at closing?

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The IRS does not require that Flexible Spending Accounts (FSA) be terminated at closing. There are a number of FSA transition options available to Kinder Morgan, and Kinder Morgan will determine which option to pursue after the closing. Kinder Morgan currently offers an FSA to its employees, so it may be available to former El Paso employees after the closing. At this time, Kinder Morgan is still reviewing benefits.

8.	Will dollars placed in FSAs be lost as of the date of the sale? We have separate accounts with PayFlex.

•

Contributions to FSAs will not be lost as a result of the closing. If you continue with Kinder Morgan and it offers an FSA, you may continue to participate and use your available funds for reimbursements. If you are terminated after the closing, you can generally continue to participate in your FSA through COBRA. If you do not elect COBRA, then you can only use the funds for reimbursement of expenses incurred through your termination date.

9.	Doesn’t Kinder Morgan have FSAs? If yes, shouldn’t our FSAs transfer if we continue employment with Kinder Morgan after closing? This is a valuable benefit and if we lose it, it will increase our costs.

•

Kinder Morgan offers an FSA to its employees and it also uses PayFlex as the administrator. If Kinder Morgan continues to offer FSAs post closing, the El Paso FSA balances may transfer. These details are still being determined by Kinder Morgan.

10.	Will there be any impact on our bonuses as a result of the third quarter loss?

•	At the end of the year, we will assess performance against goals for the whole year at the company, business unit, department, and individual performance levels to determine the bonus payouts.

11.	Recently, the IRS indicated it was going to challenge the corporate tax deductibility of performance bonuses awarded after March 15. How are we responding to this situation?

•	We continue to monitor changes to tax law and the impacts to our compensation and benefits programs. We will continue to comply with all applicable law and regulations.

12.	What is the status of Kinder Morgan moving into the El Paso building?

•	Kinder Morgan is conducting an extensive analysis on the pros and cons of moving into the El Paso building. Once that decision is made it will be communicated to all employees.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Kinder Morgan-El Paso Transaction

Q&A Update #3

December 15, 2011

Please note: A number of questions submitted by employees relate to topics and areas that are currently under review by the integration planning teams. Some of these areas include:

•	Health care benefits

•	Retirement/401(k) and pension plans

•	Employee-related programs, policies, and services

•	Programs and systems

•	Organizational structures and locations

Kinder Morgan and El Paso will communicate decisions and directions about these areas as part of our regular communications about the transaction. In the meantime, thank you for your patience as the integration planning team continues its work.

Compensation and Benefits

1.	What is Kinder Morgan’s policy for Paid Time Off (PTO) and sick time?

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Kinder Morgan’s vacation policy provides for 80 to 200 vacation hours per year based on years of service. Kinder Morgan’s short-term disability policy provides up to 6 months of disability payments at a rate equal to 100 percent of base pay.

2.	How exactly does Kinder Morgan’s 9/80 schedule work?

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The 9/80 work schedule provides an opportunity for employees to have every other Friday off by adding an additional work hour to eight out of nine workdays. Employees using this schedule work nine hours Monday through Thursday and eight hours every other Friday. On any given Friday, half the employees observing this schedule will have the opportunity to be out of the office. A 9/80 work schedule must be approved by an employee’s manager or supervisor.

3.	Will the cash bonus pool be increased to offset the loss of equity grants in the 2011 bonus payouts (in April 2012)?

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No. Once the closing of the transaction occurs, Kinder Morgan will make equity grants to employees eligible to receive grants under its Long Term Incentive Program. Kinder Morgan’s practice is to make equity grants in July under its Long Term Incentive Program.

4.	What are the amounts offered under Kinder Morgan’s tuition assistance program?

•	The program reimburses up to the annual maximum IRS limit of $5,250 per year. To be eligible, an employee must also pursue a field of study beneficial to the company.

5.	If an El Paso employee worked for Kinder Morgan previously, will those years with Kinder Morgan be considered for years of service benefits?

•	Kinder Morgan will review these situations on a case-by-case basis. The company does have a bridging policy that it will use as a guideline.

6.	Does Kinder Morgan currently offer benefits to same-sex domestic partners?

•	Yes.

7.	Does Kinder Morgan have a program that promotes employee health and fitness similar to El Paso’s Choose Well program?

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Kinder Morgan encourages employees to live a healthy lifestyle. The company hosts wellness fairs, supports efforts to help employees understand critical health numbers (blood pressure, weight, etc.) and supports certain health-related agencies. Kinder Morgan does not provide health club subsidies.

8.	What financial planning resources are available to help us understand our choices (and the tax implications of such choices) regarding the elections we make with respect to our shares of El Paso stock and our El Paso equity awards?

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Please visit the El Paso – J.P. Morgan Retirement Plan Services site or the MorganStanley Smith Barney Benefit Access site for resources and contact information. You may also contact your HR representative. Please consult with a tax advisor on questions concerning tax implications.

9.	If I am severed, I may require the COBRA insurance for an extended period. If I am severed by El Paso and the El Paso medical plan ceases to exist on the date of the closing, will I be eligible for COBRA?

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COBRA continuation will be available to employees who are terminated as a result of the transaction or sale of E&P assets. At this time, benefits after the closing are still under review by the integration planning teams.

10.	What happens with our insurance policies (life, supplemental life, accident) upon closing? Are the policies cancelled and all premiums paid to date forfeited?

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El Paso’s current life insurance programs are provided under a term-life insurance policy. Premiums paid by El Paso and El Paso employees keep the monthly coverage in effect. At this time, insurance policies after the closing are still under review by the transaction planning teams.

11.	If benefits change mid-year, how will this affect deductibles and out-of-pocket expenses? For instance, if I’ve paid $500 toward meeting my deductible with El Paso’s benefits providers, would I have to restart once I shift to Kinder Morgan’s providers?

•	Expenses incurred prior to the closing will count toward satisfying deductibles and out-of-pocket maximums under Kinder Morgan’s benefit plan after the closing.

12.	I currently have an El Paso 401(k) loan. Will I be required to repay the loan I took from my 401(k) account if my 401(k) account is moved into Kinder Morgan’s 401(k) plan?

•	Outstanding 401(k) loans at the closing will continue to be payable after closing and repaid through payroll deductions.

13.	Will El Paso’s policy for Family and Medical Leave Act (FMLA) still be in place in March of 2012?

•	Yes, this plan will be in place until the closing, which is expected to occur in the second quarter of 2012.

14.	If an employee has vested/unvested El Paso stock/options and is severed prior to closing, will the employee only be paid for the vested portion of his or her stock/options in addition to severance?

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All outstanding, unvested equity awards will vest upon closing. If an employee is terminated prior to closing and the employee’s unvested equity awards are forfeited prior to closing, such unvested awards would not be outstanding at closing and therefore would not vest at closing. Kinder Morgan will not eliminate a position prior to closing.

15.	Will El Paso continue to add money to our Cash Balance Plan (CBP) accounts on a quarterly basis until the closing?

•	Yes, El Paso will continue this practice as part of its commitment to conduct business as usual.

16.	Will we be forced to sell El Paso stock held under the 401(k) plan?

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El Paso stock held in the 401(k) plan will be converted into Kinder Morgan common stock, cash, and Kinder Morgan warrants depending on the elections of underlying participants and the terms of the 401(k) plan and trust documents.

17.	Do we get to keep the “Ending Balance” shown on our CBP Select Cash Account?

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At this time, details about the CBP after the closing are still under review. However, accrued benefits cannot be reduced or taken away by law. If you are terminated in connection with the transaction, you will be eligible to receive your accrued account balance.

18.	If El Paso stock will not trade after the closing, then what happens to stock options, restricted stock, and other equity awards upon the change in control?

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Equity holders will have a choice to make an election for either (1) cash and Kinder Morgan warrants or (2) cash, Kinder Morgan common stock, and Kinder Morgan warrants in exchange for all of their stock options, restricted stock, and other equity awards. Additional information will be provided closer to the closing.

19.	If we do not use our wellness dollars that are paid out in the first quarter of 2012 prior to the closing, do we lose that money?

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Wellness dollars deposited into a Health Reimbursement Arrangement (HRA) or a Health Savings Account (HSA) cannot be forfeited. However, there could be certain restrictions on these accounts after the closing, depending on medical plan elections and regulations governing these account-based plans. As details about benefits after the closing are determined, information will be provided on the use of dollars in an HRA or HSA. Kinder Morgan has both an HSA and an FSA (Flexible Spending Account).

20.	Per the severance policy, health and dental benefits will continue to be paid for three months after the termination of an employee’s employment. Then, COBRA can be started if needed. Can we change our health plan choice at the time COBRA starts? Since a former employee would be required to pay the entire monthly premium, could we switch health plans to the lower monthly cost choice? Or is COBRA an entirely different set of benefits that is not affected by current choices?

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Medical and dental benefits are continued for three months after a qualifying termination of employment under the El Paso Corporation Severance Pay Plan. COBRA benefits will be available after this three-month period and, if elected, would be a continuation of the coverage in effect at the time of your termination. If COBRA benefits carry over into a new plan year, then you would be able to change your benefits during open enrollment.

21.	If I select the EPChoice health care plan, when will the $1,000 El Paso contribution be deposited into my HSA account?

•	EPChoice participants for 2012 will receive the $1,000 company contribution in their respective HSA accounts in early 2012.

22.	If employment with El Paso is terminated at the closing, does the terminated employee have the rest of the year to use Flexible Spending Account (FSA) funds and are the remaining dollars taken out of such employee’s last paycheck? Does such employee have the entire year to incur medical costs or only through the closing date?

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FSA deductions are spread out over 24 pay periods and are not accelerated for a termination of employment. A terminated employee can only use the FSA account for expenses incurred up through the termination date.

•	If you are terminated as a result of the transaction, you can generally continue to participate in the FSA through COBRA.

•

There are a number of FSA options available to Kinder Morgan, and Kinder Morgan will determine what will be available after the closing. Kinder Morgan currently offers an FSA to its employees, so Kinder Morgan’s FSA may be available to former El Paso employees after the closing. At this time, Kinder Morgan is still reviewing benefits.

•	Additional information on FSA accounts is available in our Summary Plan Description.

23.	Will an E&P buyer also be held to Kinder Morgan’s promise to honor the El Paso severance package for one year (or such longer period of time required under the applicable severance plan)?

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Under the Kinder Morgan-El Paso merger agreement, Kinder Morgan is obligated to negotiate with the buyer of the E&P assets to provide the severance pay and benefits provided under El Paso’s severance plans for such time.

24.	If I am eligible for normal retirement and wait for the closing to occur, but do not get offered a job, can I still take a normal retirement instead of accepting a layoff?

•	An involuntary termination of employment does not prohibit an employee who is eligible for early or normal retirement from receiving his or her retirement benefits.

25.	Can I sign up for a gym membership on an annual basis? I paid annual dues at the local recreational center in Birmingham at the end of the year and was reimbursed each paycheck during the following year.

•	Fitness subsidies are paid only on a monthly basis and cannot be paid in advance.

26.	Will 2012 Health Risk Assessments (HRA) and biometric screenings be offered?

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Yes. A modified Choose Well campaign will be held in 2012, but incentive dollars will not be offered. Employees will have an opportunity to complete an optional HRA and biometric screening during the first quarter of 2012. More details will be provided soon.

27.	Why are Employee Stock Purchase Plan (ESPP) shares deemed to be purchased in respect of ESPP options outstanding at closing not treated the same as other shares legally outstanding in the merger agreement, and not entitled to an all stock election?

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The special treatment proposed in the merger agreement with regard to ESPP shares is limited to shares deemed to be purchased in respect of ESPP options outstanding at closing during the monthly purchase period in which closing occurs. For ESPP shares purchased in the month in which the merger occurs, the participant is entitled to receive only (1) Kinder Morgan common stock and cash (and Kinder Morgan warrants) or (2) cash (and Kinder Morgan warrants). The participant may not elect to receive only Kinder Morgan stock (and Kinder Morgan warrants) in respect of such ESPP shares.

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However, this restriction on the election does not apply to any ESPP shares purchased during any prior period (i.e., in any monthly period prior to the period in which closing occurs). Such ESPP shares are treated like all other outstanding El Paso shares and any one of the three available elections may be made with respect to such shares: (1) Kinder Morgan common stock (and Kinder Morgan warrants), (2) Kinder Morgan common stock and cash (and Kinder Morgan warrants), or (3) cash (and Kinder Morgan warrants).

•

Kinder Morgan has publicly stated that the closing is targeted for the second quarter of 2012. In light of this targeted closing date, we elected to terminate the ESPP program as of March 31, 2012. Assuming the merger closes after that date, then all of a participant’s shares purchased under the ESPP program will be treated like all other outstanding shares and any one of the three available elections described above may be made.

•	Note: no matter what election is selected by a participant, that participant will also receive the warrant consideration provided under the merger agreement.

Human Resources Policies and Procedures

28.	Does Kinder Morgan allow company vehicle commuting?

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If assigned a company vehicle, Kinder Morgan allows the applicable employee to use it to commute to and from the employee’s home to the employee’s work site. Kinder Morgan does not allow personal use of company vehicles.

29.	Does Kinder Morgan grant individual service awards?

•	Yes. Kinder Morgan has a service award program for employees.

30.	What is the difference between retention and severance?

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Severance is paid to certain eligible employees who are involuntarily terminated (not for cause); the policy is available by clicking here. A retention program pays a benefit for certain eligible employees to keep those employees in their jobs until a defined point in time.

31.	Can you get severance early?

•	Severance pay is payable only after a termination of employment and only when a waiver is executed.

32.	Can an employee who is severed still file for unemployment benefits with the state?

•	Yes.

33.	I have a relative working for Kinder Morgan, will one of us be terminated from employment?

•	No. An employee will not be terminated from employment only because he or she has a relative working for Kinder Morgan.

34.	How will years of service for El Paso be treated at Kinder Morgan?

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El Paso employees who join Kinder Morgan will have their years of service carried over to the same extent they carried over pre-closing (except with respect to benefit accrual under any Kinder Morgan defined benefit plan or if it would result in a duplication of benefits).

35.	Will El Paso’s training centers remain after the closing?

•	This is under review and an answer will be provided when a decision is made.

36.	an employee is eligible for retirement, can he or she retire from El Paso, collect retirement benefits, and still go to work for Kinder Morgan? I know this has occurred in the past with Enterprise.

•	To receive retirement benefits under El Paso’s plans, an employee must actually terminate employment from El Paso (which would include Kinder Morgan after closing).

37.	Can El Paso consider amending the current PTO policy?

•	Yes, but there are no plans to amend the PTO policy at this time.

38.	Will E&P employees ever have the chance to apply for a position that could transfer to Kinder Morgan?

•	After the closing of the sale of the E&P assets, employees that do not have positions are free to apply to all Kinder Morgan openings.

About Kinder Morgan

39.	Does Kinder Morgan grant individual and group safety awards?

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Kinder Morgan allows each business unit to develop individual or group safety award programs. Also, its annual bonus program includes consideration of safety performance. The natural gas business unit uses this safety factor as part of its overall cash reward.

40.	Is Kinder Morgan part of labor union?

•	Kinder Morgan is predominantly non-union. Of the company’s 8,000 employees, approximately 900 are represented by a union. All of the natural gas employees are non-union, except 10 who are represented.

41.	What tax software does Kinder Morgan use for accounting, income tax compliance, and income tax accounting?

•	Kinder Morgan’s tax departments uses Lawson for accounting and Thomson Reuters’ ONESOURCE for income tax compliance and income tax accounting.

42.	Will our current El Paso Department of Transportation operations transfer over to the Kinder Morgan system or will we need to test under Kinder Morgan’s system when the closing takes place?

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Kinder Morgan plans to comply with all Department of Transportation rules. The decision has not yet been made regarding how this compliance will be achieved in the combined entity, but it will be part of the integration plan.

43.	Does Kinder Morgan have multitasked employees that do compressor, measurement, corrosion, pipeline, and other work in their areas of responsibility?

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Kinder Morgan uses a field step rate compensation system. El Paso’s steps are either in the technician or general pipeline areas. Employees move up each step based on tenure, gaining additional skill and experience.

About the Transaction

44.	Does the $350 million savings target described in Kinder Morgan’s October 16 news release take into account the sale of the E&P business or is this $350 million goal a target after the sale of the E&P business?

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The savings target does not include expenses related to the E&P business. The anticipated savings will come from various synergies Kinder Morgan expects to realize by combining the two companies, including as examples, efficiencies in sustaining capital expenditures, savings on outside services, and workforce reductions in areas of duplication. Additional savings are expected from Kinder Morgan’s approach to certain kinds of expenditures. For example, Kinder Morgan does not purchase tickets to sporting or other events; its executives do not use private aircraft for travel; and it does not provide perks or special benefits for executives.

45.	Please clarify if the following is based on the closing price of October 14, 2011 of KMI stock: EP shareholders will be able to elect, for each EP share held, either (i) $25.91 in cash, (ii) 0.9635 shares of KMI common stock, or (iii) $14.65 in cash plus 0.4187 shares of KMI common stock. All elections will be subject to proration and in all cases EP shareholders will receive 0.640 KMI warrants per share of EP common stock.

•

The specific election options (including all of the numbers in the citation above) do not vary with the price of KMI stock (or the price of any other stock), although the value of shares of KMI common stock and KMI warrants does vary.

Employee Programs

46.	If an employee’s child is receiving scholarship money through El Paso’s National Merit Scholarship Program, will funds continue to be distributed for the remaining college years?

•	Yes. If scholarship criteria are met, all current existing scholarships will be honored.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, KMI and EP plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.